EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2013

(In thousands)

Earnings
Net income before minority interest	$76,445
Equity earnings	(9,434)
Income distribution from equity investees	7,404
Minority interest in pretax income	(4,022)
Amortization of capitalized interest	527
Federal and state income taxes	45,822
Fixed charges	20,955
Total Earnings as Defined	$137,697

Fixed Charges
Interest expense on long-term debt and other	$18,355
Interest on rentals*	889
Amortization of debt issuance costs	676
AFUDC - borrowed funds	1,035
Total Fixed Charges	$20,955

Ratio of Earnings to Fixed Charges	6.57X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.